EXHIBIT 99.1

Allied Gold Announces Preliminary Second Quarter 2026 Operating Results

TORONTO, July 29, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) (“Allied” or the “Company”) provides its preliminary operating results for the quarter ended June 30, 2026, alongside an update on key operating priorities, transformative development progress and value creation initiatives.

In line with operating plans and guidance, the Company produced 97,429 gold ounces in the second quarter, and total production for the half year of 193,445 gold ounces. These results reflect continued momentum heading into the second half of the year, which is planned with increased levels of production mostly coming from operational improvements and mine sequencing at producing mines and the start-up of production at its newest operation, the Kurmuk Mine.

All-in Sustaining Costs (“AISC”)(1) for the second quarter are expected to be below $2,200 per ounce of gold sold as a result of increased production, mine sequencing and operational improvements, supporting strong margins and cash flows. The realized gold price for spot sales in the second quarter was approximately $4,380 per ounce of gold sold.

As of the end of the second quarter, cash balances are estimated at $190 million. The difference from the previous quarter-end cash balance is predominantly attributable to growth capital expenditures, particularly for the development of the Kurmuk Mine, as well as normal-course and expected tax payments and working capital movements during the period. Cash balances are expected to increase through the remainder of the year, supported by the start of operations at the Kurmuk Mine, which is expected in August. On a pro forma basis, liquidity will be further strengthened by the proceeds of the recently announced strategic investment by Zijin Gold.

Continued Growth and Value Creation

During the quarter and since the beginning of the year, the Company has advanced initiatives that have improved and will continue to improve its production profile, expand mineral inventories, strengthen cash flow generation and advance its growth projects. The development of the Company’s Kurmuk Mine, with its start of operations expected in August and first gold following a few weeks thereafter, together with the ongoing optimization and growth initiatives at Sadiola, the previously announced extension of Bonikro’s mine life and continued growth in Mineral Reserves and Mineral Resources at the Côte d'Ivoire (CDI) Complex, continue to support the scale, quality and longevity of the Company’s asset portfolio.

Addressing Certain Commentary Related to Security Matters in Host Nations

With respect to certain commentary including media and other reports referencing security matters in certain host nations in which Allied operates, the Company reiterates that any such security matters have been, and continue to be, effectively managed by the host nations and, with respect to such security matters more closely associated with the operations of the Company, by the Company, as demonstrated by the strong operational performance of the Company’s portfolio of assets which have been and continue to be operated without interruption to supply chains or otherwise. In all respects, business is being conducted in the host nations and in local communities within those host nations in the normal course, and Allied continues with its operational, development, exploration, and growth plans as reflected herein.

Operational Highlights

  During the quarter and since the beginning of the year, the Company has advanced initiatives that have improved and will continue to improve its production profile, expand mineral inventories, strengthen cash flow generation, and advance its growth projects. Particularly, the commencement of production of the Kurmuk Mine in the third quarter of this year and its robust annual production profile thereafter at industry-leading costs are expected to reposition and transform Allied’s already strong cash flow generation, leading to increased shareholder returns.
  Second Quarter Production: The Company produced 97,429 gold ounces in the second quarter, in line with guidance and operating plans, representing a meaningful 7% increase over the comparable quarter in 2025. Bonikro delivered the strongest contribution, Sadiola improved through the quarter, and Agbaou continued its planned transition to a higher proportion of fresh ore.
  Tracking Production Guidance: Aggregate production for the first half of 2026 of 193,445 gold ounces positions Allied well to meet previously provided production guidance relating to its producing mines of 385,000 to 425,000 gold ounces. As previously disclosed, production from Allied’s producing mines, particularly at Sadiola, is expected to be weighted toward the second half of the year with sequential increases in production expected in the upcoming quarters. The Kurmuk Mine will meaningfully contribute to further growth above this current level once in production.
  Kurmuk Mine Progressing Towards Production: The development of the Kurmuk Mine continued to advance during the second quarter, with the start of operations expected in August and first gold following a few weeks thereafter. Key execution milestones continue to be met, and the project remains on budget and on schedule while advancing commissioning activities. While the Company targets to maximize production for the partial year of production in 2026 and had previously guided a production level between 100,000 and 150,000 gold ounces for the year, it will provide an update on the production expectations for the second half of the year once operations commence in the third quarter. Following the commissioning and ramp-up of the Kurmuk Mine in the second half of 2026, the Company expects to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028, all at industry-leading costs.
  Sadiola Next Growth Phase: The Company advanced processing improvements including instrumentation and automation upgrades aimed at improving recovery and reducing costs, together with the planned addition of a pre-leach thickener during 2026. The thickener is expected to enable the plant to process more than 90% of fresh ore, improve operating flexibility, and reduce reagent consumption in early 2027. The Company continues to advance engineering and early works for the previously disclosed organic throughput expansion opportunities while maintaining flexibility on future development alternatives.
  Mine Life Increased at CDI Complex: Mineral Reserves and Mineral Resources updates for Agbaou demonstrate an increase of more than 60% over the year-end 2025 estimates, based on Proven and Probable Mineral Reserves. As a result, mine life for Agbaou based on Proven and Probable Mineral Reserves only has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of at least 200,000 gold ounces per year for over 10 years (thereby also increasing the minimum level of cumulative production from 180,000 gold ounces per year to 200,000 gold ounces per year).
  Cost Improvements: AISC for the second quarter continued to demonstrate sequential reductions as a result of increased production, mine sequencing and operational improvements, and is expected to be below $2,200 per ounce of gold sold. The average AISC for the second half of 2026 is expected to decline meaningfully with the inclusion of low-cost ounces from the Kurmuk Mine.
  Strong AISC Margins: Lower AISC, together with realized gold prices for spot sales of approximately $4,380 per ounce in the second quarter, is expected to result in strong AISC margins demonstrating the strong operating cash flow generation abilities of the Company.
  Strong Financial Position: Cash balances as of June 30 were approximately $190 million. The variation from the previous quarter-end balance is predominantly attributable to growth capital expenditures, particularly for the development of the Kurmuk Mine, which is advancing toward first production in the third quarter, as well as normal-course tax payments and working capital movements.

Second Quarter Gold Production

	Q1 2026 (oz)	Q2 2026 (oz)	H1 2026 (oz)
Sadiola	44,104	48,080	92,184
CDI Complex	51,912	49,349	101,261
-Bonikro	29,011	31,471	60,482
-Agbaou	22,901	17,878	40,779
Total Gold Production	96,016	97,429	193,445

Asset Highlights

The operating mines produced 97,429 gold ounces in the second quarter and 193,445 gold ounces in the first half of 2026, well positioning the Company to meet its production guidance from its producing mines. Bonikro continued its strong performance, Sadiola increased production through the quarter as the Stage 1 crushing circuit completed its ramp-up, and Agbaou progressed on its planned transition toward a higher proportion of fresh ore.

The Kurmuk Mine advanced into commissioning activities, with the start of operations expected in August and first gold following a few weeks thereafter, followed by the production ramp-up in the second half of the year. Following a partial year of production in 2026, the Company is targeting between 240,000 and 270,000 gold ounces in 2027, which, at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028, all at industry-leading costs.

Together, the strong operating results in the first half of the year, the ongoing optimizations and growth initiatives underpinned by the continued progress at the Kurmuk Mine as it nears production, underpin the progress and value creation on this transformational year for the Company.

Sadiola (80% interest), Mali

Sadiola produced 48,080 gold ounces in the second quarter of 2026, approximately 9% higher than in the first quarter. First-half production was 92,184 gold ounces, placing Sadiola in a strong position to meet its production guidance for the year, with further increases expected in the coming quarters, as previously disclosed. The improvement in production during the quarter was driven by higher throughput as the Stage 1 crushing circuit completed its ramp-up and is providing a consistent supply of ore to the mill while the planned process control upgrades, recovery improvement work and flowsheet optimization continue to advance.

These processing improvements include instrumentation and automation upgrades aimed at improving recovery and reducing costs, together with the planned addition of a pre-leach thickener during 2026. The thickener is expected to enable the plant to process more than 90% of fresh ore, improve operating flexibility, and reduce reagent consumption. This work is intended to support a sustainable long-term operating platform for Sadiola at 200,000 to 230,000 gold ounces per year before further expansion.

The Company continues to advance engineering and early works for the previously disclosed organic throughput expansion opportunities while maintaining flexibility on future development alternatives. Work is progressing on the proposed 7 million tonne per year step, as well as on the studies to increase recovery and the construction of a new tailings storage facility, while preserving the longer-term option to process more than 9 million tonnes per year.

The Company continues to advance the development and preparation of near-surface, medium- to high-grade oxide zones, including FE4, FE2.5 and Sadiola Main Stage 6, which are expected to contribute to production in the short and medium term. Exploration also advanced at FE2 North, Tambali North, Sadiola Main, F3/FE4, TK1, Mandakoto and Kouloukan, with the objective of adding oxide and shallow fresh-rock mineralization to support future production and mine-life extensions.

Côte d’Ivoire Complex

The Côte d'Ivoire Complex produced 49,349 gold ounces in the second quarter and 101,261 gold ounces in the first half of 2026, strongly positioning the mines to meet their cumulative guidance for the year. The stripping and mine development completed in 2025 continued to provide access to higher-grade ore, particularly at Bonikro. Operational improvement work is continuing at both sites to sustain production, improve recovery and reduce costs.

  Bonikro (89.89% interest), Côte d’Ivoire

Bonikro produced 31,471 gold ounces in the second quarter, bringing first-half production to 60,482 gold ounces, slightly ahead of plan. The result was driven by higher feed grades, throughput, and recovery following access to higher-grade ore in Stage 5, after stripping and mine development were completed in 2025. Mine sequencing during the second half of 2026 is expected to remain in higher-grade zones. Processing circuit optimization continues to focus on gravity recovery, circuit efficiency and slurry control. Waste stripping at Bonikro Main is expected to remain lower than in 2025, providing increased flexibility for ore mining through 2026 and 2027.

  Agbaou (85% interest), Côte d’Ivoire

Agbaou produced 17,878 gold ounces in the second quarter and 40,779 gold ounces in the first half of 2026. Production was in line with the plan. Ore mined and tonnes processed were slightly above plan, and the plant processed a higher proportion of fresh ore than in the first quarter, consistent with the mine sequence. Continued stripping of the West pits is expected to secure ore access for the second half of 2026, including access to higher-grade areas. The Company completed the anticipated update to the Mineral Reserves and Mineral Resources for the mine, resulting in a 60% increase in the Proven and Probable Reserves. As a result, the mine life for Agbaou based on Mineral Reserves only has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of 200,000 gold ounces per year for over 10 years for these assets.

Kurmuk Mine, Ethiopia

The development of the Kurmuk Mine continued to meet key execution milestones during the second quarter and remains on budget and schedule. Major mechanical equipment installation is complete, with management now focused on completing the electrical and instrumentation disciplines and completing operational readiness. The Company is working closely with the Ethiopian Electric Power (“EEP”) and its EPC contractor to complete and energize the power line ahead of full commissioning. Commissioning activities started during the second quarter and are continuing into the third quarter, while exploration continued to test extensions to known deposits and new mineralized areas.

While the Company targets to maximize production for the partial year of production in 2026 and had previously guided to a production level between 100,000 and 150,000 gold ounces for the year, it will provide an update on production expectations for the second half of the year once operations commence in the third quarter. Following start-up and a partial year of production in 2026, the Kurmuk Mine is expected to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028. The mine is expected to average approximately 290,000 gold ounces per year during the first four years and 240,000 gold ounces per year over the life of the mine, with industry-leading cost performance.

Directors and Management Advisory to the Company of Intention to Purchase Shares

The Company believes that there is significant value inherent in its assets and prospects and that underlying value is expected to increase throughout the year and thereafter as the Company continues to execute its operational and development objectives and pursue its growth. Management and the Board of Directors fully believe this value proposition and in that context, the Chairman and Vice Chairman of Allied, have advised the Company that as they believe the share price does not fully reflect the Company’s value proposition and prospects, they intend to acquire additional common shares of the Company through open-market purchases subject to prevailing market conditions and regulatory requirements thereby lending support to market stability. As previously disclosed, in support of the Strategic Investment, Allied's Chairman and CEO and the Company's Vice Chairman have also voluntarily agreed to enter into lock-up agreements for the same period as Zijin Gold’s statutory hold period in connection with the private placement.

Second Quarter 2026 Financial Results

Allied Gold will release its second quarter 2026 operational and financial results after market close on Wednesday, August 5, 2026. The Company will then host a conference call and webcast to review the results on Thursday, August 6, 2026, at 9:00 a.m. ET.

Second Quarter 2026 Conference Call

Toll-free dial-in number (Canada/US):	1-800-715-9871
Toll Free (UK):	+44-800-260-6466
Participant passcode:	3563814
Webcast:	https://alliedgold.com/investors/presentations/

The webcast replay will be available shortly after the call ends.

Annual General Meeting

Allied Gold will host its virtual Annual General Meeting on August 7, 2026, at 11:00 a.m. ET. A live audio webcast of the meeting will be available on the Company’s website.

Webcast:	https://alliedgold.com/investors/presentations/

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold is solidly on the path to becoming a mid-tier next-generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release. Please see also Management Discussion and Analysis of Operations and Financial Condition for the year ended December 31, 2024 and the nine months ended September 30, 2025.
(2)	2026 AISC and cash costs are based on various assumptions and estimates including production volumes, gold price assumptions, foreign currency rates and operating costs.
(3)	Sustaining capital and expansionary capital are non-GAAP financial measures.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” including “future-oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

  the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
  the Company’s expectations for the start of production at the Kurmuk Mine in the third quarter;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
  the Company’s expectations relating to the performance of its mineral properties;
  the estimation of Mineral Reserves and Mineral Resources;
  the timing and amount of estimated future production;
  the estimation of the life of mine of the Company’s projects;
  the timing and amount of estimated future capital and operating costs;
  the costs and timing of exploration and development activities;
  the Company’s expectations regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
  the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
  the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs;
  the Company’s expectations regarding the payment of any future dividends;
  the Company’s aspirations to become a mid-tier next-generation gold producer in Africa and ultimately a leading senior global gold producer; and
  the completion of the private placement.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with completing the private placement; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein and in the Company’s most recent Annual Information Form, annual report on Form 40-F and management’s discussion and analysis and other public disclosure available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in the disclosure requirements promulgated by SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CAUTIONARY STATEMENT REGARDING NON-GAAP MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per gold ounce sold;
  AISC per gold ounce sold; and

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a company’s ability to generate operating earnings and cash flows from its mining operations.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude depreciation and amortization (“DA”), exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC includes cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC excludes capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total mine-site AISC represents a weighted average of the Company’s operating assets in the applicable period, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of the Kurmuk Mine and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC is computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

CDI Complex Mineral Reserves at March 31, 2026

Mineral Property	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Bonikro	6,511	0.875	183	10,708	1.48	509	17,219	1.251	693
Oumé	-	-	-	15,047	1.21	585	15,047	1.21	585
Agbaou	3,047	1.119	110	6,904	1.336	297	9,950	1.27	406
CDI Total Mineral Reserves	9,558	0.953	293	32,659	1.325	1,391	42,217	1.241	1,684

Notes:

  Mineral Reserves are stated effective as of March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101
  Shown on a 100% basis
  Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project

Bonikro Mine:

  Includes an allowance for mining dilution at 1.0 m by side of mineralization
  A base gold price of $2,000/oz was used for the Mineral Reserves for the Bonikro pit:
  Mineral Reserves are based on the selected pit shell using a value of $2,000/oz (revenue factor 1)
  Cut-off grades vary from 0.46 to 0.57 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

  Includes an allowance for mining dilution at 1.0 m by side of mineralization
  A base gold price of $2,300/oz was used for the Mineral Reserves
  Cut-off grades range from 0.37 to 0.48 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Oumé Deposit:

  Includes an allowance for mining dilution at 1.0 m by side of mineralization
  A base gold price of $2,300/oz was used for the Mineral Reserves
  Cut-off grades are considered minimum cogs, calculated at 2000 US$/oz, ranging from 0.54 to 0.71 g/t across different ore types due to differences in recoveries, ore processing costs, and ore haulage

CDI Complex Mineral Resources at March 31, 2026

Mineral Property	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated Resources
	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Bonikro	8,099	1.13	294	17,500	1.37	769	25,599	1.29	1,063
Oumé	-	-	-	14,296	1.39	641	14,296	1.39	641
Agbaou	4,665	1.29	194	7,269	1.63	382	11,934	1.5	576
CDI Total Measured and Indicated Mineral Resources	12,764	1.19	488	39,065	1.43	1,793	51,828	1.37	2,281

CDI Complex Inferred Mineral Resources at March 31, 2026

Mineral Property	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (koz)
Bonikro	1,108	1.60	57
Oumé	550	1.75	31
Agbaou	100	2.08	7
CDI Total Inferred Mineral Resources	1,759	1.68	95

Notes:

  For Bonikro and Hire deposits, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2300/oz gold. For Agbaou and Oumé deposits, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2400/oz gold. Cut-off grades varied by material type considering mining and processing costs, and open pit cut-off grades range from 0.37-0.48 g/t gold for Bonikro and Oumé, and 0.36-0.46 g/t gold for Agbaou.
  Mineral Resource estimates are shown on a 100% basis
  All Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101
  The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates
  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability
  Mineral Resources are reported as of March 31, 2026
  Refer to the following NI 43-101 Technical Report for further information and background on the development of the Mineral Resources and Mineral Reserves: Bonikro: NI 43-101 Technical Report for the Bonikro Gold Project, Republic of Côte d’Ivoire, 5 July 2023
  Rounding of number may lead to discrepancies when summing columns
Qualified Person
	Mineral Reserves	Mineral Resources
Bonikro Mine	Esteban Chacon, Register Member Chilean Mining Commission	Chelsey Protulipac, P.Geo
Oumé Mine	Esteban Chacon, Register Member Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Register Member Chilean Mining Commission	Chelsey Protulipac, P.Geo